As filed with the Securities and Exchange Commission on February 16, 2010
Registration No. 333-137460

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

NEXGEN PETROLEUM CORP.

Nevada	1311	26-2410685	65332G 106
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)	CUSIP Number

2808 Cowan Circle
Las Vegas, NV  89102
(executive office)

With copy to:

Jensen Lunny MacInnes Law Corporation
Barristers & Solicitors
Attn: Mike Shannon
Suite 2550 – 555 W. Hastings St.
Vancouver, British Columbia, Canada, V6B 4N5
Tel: (604) 684-2550 Fax: (604) 684-0916
(Agent for Service)

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Nexgen Petroleum Corp.
2808 Cowan Circle
Las Vegas, NV  89102

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant’s recent activities have delayed the preparation and review of its quarterly report on Form 10-Q.  The Registrant represents that the Form 10-Q will be filed by no later than the 5th day following the date on which the Form 10-Q was due.

PART IV — OTHER INFORMATION

The name and telephone number of person to contact in regard to this notification is:

Hsien Loong Wong	866	446-1869
Name	Area Code	Telephone Number

(1) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports:
☒ Yes   ☐ No

(2) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nexgen Petroleum Corp.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 16, 2010	By	/s/ Hsien Loong Wong
Hsien Loong Wong President and Director